UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18538Q105

(CUSIP Number)

Mr. Jonathan Fiorello Mount Kellett Capital Management LP 623 Fifth Avenue, 18th Floor New York, NY 10022 (212) 588-6100
with a copy to each of:
Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, NY 10020 (646) 414-6930	Stuart D. Freedman, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2407

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	18538Q105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	53,188,166*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	53,188,166*
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	53,188,166*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	7.7%*

14.	Type of Reporting Person (See Instructions): IA

*As of January 17, 2013 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold 53,188,166 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), of Clearwire Corporation, a Delaware corporation (the “Company”). The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Agreement and Plan of Merger, dated as of December 17, 2012, attached as an exhibit to a Form 8-K Current Report filed by the Company with the U.S. Securities and Exchange Commission on December 18, 2012, as of December 13, 2012, there were 691,314,595 Class A Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 7.7% of the Class A Common Shares issued and outstanding as of the Filing Date.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following after the thirteenth paragraph thereof:

On January 16, 2013, the Reporting Person, on behalf of the Funds, (i) delivered a letter (the “January 16 Stockholder Letter”) to the Special Committee and (ii) issued a press release regarding the January 16 Stockholder Letter (the “January 16 Press Release”). A copy of each of the January 16 Stockholder Letter and the January 16 Press Release is attached to this Schedule 13D as Exhibit 7.5 and Exhibit 7.6, respectively.

In the January 16 Stockholder Letter, among other things, the Reporting Person states that the Special Committee, in breach of its fiduciary duties owed to the Company’s stockholders, capitulated to Sprint’s demand to sell the Company at a grossly inadequate price. In addition, the Reporting Person states that both the Special Committee and the Company’s board of directors, in breach of their fiduciary duties owed to the Company’s stockholders, failed to (a) conduct a vigorous process to monetize the Company’s excess spectrum and (b) adequately explore other financing alternatives available to the Company instead of accepting Sprint’s coercive and highly dilutive convertible debt financing.

The Reporting Person further states that the failure of the Special Committee to properly exercise its fiduciary duties has resulted in massive stockholder dissatisfaction, litigation by a substantial stockholder, and the near certain outcome that the Sprint transaction will not be approved by the Company’s stockholders.

In light of these circumstances, the Reporting Person believes that the Special Committee must thoroughly and thoughtfully evaluate the proposal from DISH Network Corporation (“DISH Network”), including how to address certain obstacles to the DISH Network proposal that have been asserted by Sprint. In addition, the Reporting Person believes that the Special Committee must avoid hasty actions and other mistakes that have previously jeopardized the opportunity for the Company’s minority stockholders to realize a substantial improvement in the consideration for their shares.

The Reporting Person remains available to the Special Committee to discuss the critical issues raised in the January 16 Stockholder Letter.

The descriptions of the January 16 Stockholder Letter and the January 16 Press Release set forth above are qualified in their entirety by reference to the copy of the January 16 Stockholder Letter and the January 16 Press Release that are attached to this Schedule 13D Amendment No. 2 as exhibits pursuant to Item 7 hereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of January 17, 2013 (the “Filing Date”), the Funds hold 53,188,166 Class A Common Shares. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Agreement and Plan of Merger, dated as of December 17, 2012, attached as an exhibit to a Form 8-K Current Report filed by the Company with the U.S. Securities and Exchange Commission on December 18, 2012, as of December 13, 2012, there were 691,314,595 Class A Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 7.7% of the Class A Common Shares issued and outstanding as of the Filing Date.

There were no transactions in the Class A Common Shares (or securities convertible into, exercisable for or exchangeable for Class A Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to January 16, 2013, the date of the event which required the filing of this Schedule 13D Amendment No. 2, and ending on the Filing Date.

Item 7.	Material to be Filed as Exhibits.

7.5      Stockholder Letter, dated January 16, 2013, from the Reporting Person, on behalf of the Funds, to the Special Committee.

7.6      Press Release, dated January 16, 2013, from the Reporting Person, on behalf of the Funds.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2013

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

	By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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